December 10, 2009 Geoffrey Kruczek, Attorney Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Mail Stop 6010
41st Floor, One Exchange Square
8 Connaught Place, Central
Hong Kong
Tel: +852.2522.7886  Fax: +852.2522.7006
www.lw.com
香港中環康樂廣場八號交易廣場第一座四十一樓

FIRM / AFFILIATE OFFICES
Abu Dhabi                 Munich
Barcelona                   New Jersey
Brussels                     New York
Chicago                      Orange County
Doha                           Paris
Dubai                          Rome
Frankfurt                    San Diego
Hamburg                    San Francisco
Hong Kong               Shanghai
London                      Silicon Valley
Los Angeles             Singapore
Madrid                      Tokyo
Milan                         Washington, D.C.
Moscow

Re:	Funtalk China Holdings Limited
Post-effective Amendment No.3 to Form S-4
Filed on December 2, 2009
File No. 333-153492

Dear Mr. Kruczek:

On behalf of Funtalk China Holdings Limited, a company with limited liability registered by way of continuation in the Cayman Islands (“PCHL”), we are responding to the comments received by facsimile on December 9, 2009 from the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding PCHL’s Post-effective Amendment No. 3 to Form S-4, filed on December 2, 2009.

For your convenience, we have set forth below the Staff’s comment and PCHL’s response thereto.

1.           We note your response to prior comment 1:

•
If you were not a “foreign private issuer” immediately following the succession, then you should report the succession on Form 8-K, rather than Form 6-K. See Rule 12g-3(f). Conversely, if you were a “foreign private issuer” at that time, we do not intend to comment if you choose to report the succession on Form 6-K; however, ensure that the Edgar submission – type tag that you use to file the form clearly shows that you are making a 12g-3 submission; and

Joseph A. Bevash Simon H. Berry Kenneth D. C. Chan	Stanley Chow Michael S. L. Liu Jane M. S. Ng	John A. Otoshi Chun Fai Woo Cheung Ying Yeung	Registered Foreign Lawyers: Patrick J. Flanagan (New York) Eugene Y. Lee (New York)	David J. Miles (England and Wales) David Zhang (New York)

December 10, 2009

PCHL was not a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), immediately following the succession.  In response to the Staff’s comment, PCHL has reported the succession on a current report on Form 8-K filed via EDGAR using the submission–type tag “8-K12G3.”

•	It continues to appear from Edgar that the August 14, 2009 Form 10-Q filed by Middle Kingdom remains unamended . Therefore, we reissue prior comment 1.

In its capacity as successor to Middle Kingdom, PCHL has filed a Form 10-Q/A that amends the Form 10-Q filed by Middle Kingdom on August 14, 2009, using Middle Kingdom’s number for Exchange Act filings.  Following this submission, the Form 10-Q/A will appear on Edgar under the filings of Middle Kingdom.

We are sending courtesy copies of this letter to you by courier, together with a copy of Post-Effective Amendment No. 4 to Registration Statement on Form S-4 marked to show changes from Post-Effective Amendment No. 3 to Registration Statement on Form S-4.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (852) 2912-2503, Allen Wang at (852) 2912-2512 or Stephanie Tang at (8621) 6101 6002.

Very truly yours,

/s/ David Zhang
of LATHAM & WATKINS

cc:
Dongping Fei, Chief Executive Officer, Funtalk China Holdings Limited
Kim Chuan (“Jackie”) Leong, Chief Financial Officer, Funtalk China Holdings Limited
Allen Wang, Esq., Latham & Watkins
Stephanie Tang, Esq., Latham & Watkins